(Unaudited)
Portfolio Partners, Inc. held a Special Meeting of Shareholders of the Scudder International Growth Portfolio on November 20, 1998. Shareholders were asked to approve or disapprove a new investment sub-advisory agreement between Aetna Life Insurance and Annuity Company and Scudder Kemper Investments, Inc. The results of the vote were as follows:

        Shares Voted For:     Shares Voted Against:    Shares Voted Abstaining:
        15,896,086.778        483,606.325              1,493,022.612